

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 18, 2008

Mr. Michael Neufeld
Chief Executive Officer
Pegasi Energy Resources Corporation
218 N. Broadway, Suite 204
Tyler, Texas 75702

> **Re:** **Pegasi Energy Resources Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 10, 2008**
> **File No. 333-149241**

Dear Mr. Neufeld:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Engineering comments, if any, will be issued separately.

Amendment No. 2 to Registration Statement on Form S-1

Consolidated Balance Sheets, page F-3

1.   We have given further consideration to your presentation of the accrual for liquidated damages under the registration rights agreement within 'Commitments and contingencies.' Based on your disclosure in footnote 16, it appears your accrual for liquidated damages is covered by the guidance in FSP 00-19-2, which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FAS 5. As such, please modify your presentation here and in your quarterly statement on page F-34 to present this accrual as a liability. In addition, please

expand your disclosures to include the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement (including the maximum number of shares that may be required to be issued), as required by paragraph 12(c) of FSP 00-19-2.

For future reference, please note the caption 'Commitments and Contingencies' on the face of the balance sheet is required under Rule 5-02(25) of Regulation S-X, except when these liabilities are not significant. However, when the caption is included on the balance sheet, the amount column should be left blank and not indicated with a dash (-), because the dash might be interpreted to mean that there are no commitments or contingent liabilities.

Note 3. Restatement of Consolidated Financial Statements, page F-12

2. We note from your response to our prior comment number six and related disclosure your inclusion in the 2006 Consolidated Balance Sheets an amount for 'Minority interest liability' totaling $165,581, and the 2006 'Gain on minority interest' totaling $175,968 on the Consolidated Statements of Operations. Please tell us and expand your disclosure to explain what these amounts represent and the reason for the 2007 adjustment to additional paid-in capital for minority interest, totaling $257,942.

3. It appears the effect on basic and diluted net loss per share has been inadvertently excluded from the 2007 table on page F-14. Please add this disclosure or otherwise advise.

Supplemental Oil and Gas Data, page F-31

Costs Incurred

4. We have considered your response to prior comment number nine and are unable to agree with your interpretation of the February 24, 2004 sample letter sent to oil and gas producers regarding FAS 69 and FAS 154. In this regard, the letter indicates that asset retirement obligations should be included in the information required under this heading; however, the letter does not indicate that such information should be shown as a separate component of costs incurred. As such, we continue to believe you should modify your presentation so that amounts incurred related to asset retirement obligations are included in the balance of the line items required to be disclosed in paragraph 21 and Illustration 2 of FAS 69.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551-3584 or me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief

cc: J. O'Brien
        J. Murphy
        L. Nicholson
        J. Davis

        <u>via facsimile</u>

        Marc Ross, Esq.
        (212) 930-9725